

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 23, 2007

Mr. Sean J. Austin
Chief Financial Officer
Westside Energy Corporation
3131 Turtle Creek Boulevard
Dallas, Texas 75219

      Re: Westside Energy Corporation
              Form 10-KSB for the Fiscal Year Ended December 31, 2006
              Filed April 18, 2007
              File No. 1-32533

Dear Mr. Austin:

      We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                      Sincerely,

                      April Sifford
                      Branch Chief